PMU News Release #06-04 TSE, AMEX Symbol PMU February 09, 2006

PACIFIC RIM MINING ENTERS BOUGHT DEAL FINANCING AGREEMENT WITH SYNDICATE OF UNDERWRITERS

Pacific Rim Mining Corp. (“Pacific Rim” or “the Company”) has today entered into an agreement with a syndicate of Underwriters under which the Underwriters have agreed to buy 17,900,000 Common Shares from Pacific Rim and sell to the public at a price of CDN $0.84 per Common Share, representing an aggregate issue amount of CDN $15,036,000. The Underwriters have been granted an option, exercisable up to 24 hours prior to closing, to purchase an additional 6,000,000 Common Shares. The net proceeds of the offering will be used at the Company’s El Dorado gold project for definition and exploration drilling, resource estimate calculation, feasibility study completion and commencement of development activities including ramp construction, as well as for the exploration and drilling of the Santa Rita and Zamora Projects in El Salvador, generative exploration programs and general corporate purposes.

“While Pacific Rim has been extremely disciplined over the past four years using only its cash flow from gold production at the Denton-Rawhide residual leach operation in Nevada and proceeds from the sale of non-core assets to advance the El Dorado gold project, we believe the time is upon us to accelerate our advancement of this flagship project, as well as our other highly prospective gold projects in El Salvador,” states Tom Shrake, President and CEO. “We have discovered numerous exciting targets on the El Dorado and Santa Rita projects over the past year and are very keen to test these targets, while concurrently completing the South Minita drilling, new resource estimate and updated economic analysis of a combined Minita – South Minita operation. The funds raised in this financing will give us the financial strength to reach these milestones and our ultimate goal of becoming a low cost, intermediate level gold producer at a faster pace.”

The offering is scheduled to close on or about March 1, 2006 and is subject to certain conditions, including, but not limited to, the receipt of all necessary regulatory approvals including the approval of the Toronto Stock Exchange and the American Stock Exchange.

The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

About Pacific Rim Mining Corp
Pacific Rim is a growth-oriented, revenue-generating, environmentally and socially responsible gold exploration company with operational and exploration assets in North, Central and South America. The Company’s primary asset, in addition to its portfolio of prospective exploration projects, is the advanced-stage El Dorado gold project in El Salvador. Pacific Rim’s goal is to become a low cost, intermediate-level gold producer.

#410 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: info@pacrim-mining.com Website: www.pacrim-mining.com

On behalf of the board of directors,

“Thomas C. Shrake”

Thomas C. Shrake
President and CEO

Cautionary Note Regarding Forward-Looking Information -- Information set forth in this document may involve forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond Pacific Rim’s control, including: the receipt of all necessary regulatory approvals; and the completion of financing under the terms and within the time frame set forth. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Pacific Rim’s actual results, programs and financial position could differ materially from those expressed in or implied by these forward-looking statements.

The TSX and the AMEX have neither reviewed nor accept responsibility for the adequacy or accuracy of this release.

#410 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: info@pacrim-mining.com Website: www.pacrim-mining.com